UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) November 12, 2019

CW PETROLEUM CORP

(Exact name of registrant as specified in its charter)

Wyoming		20-2765559
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

23501 Cinco Ranch Blvd., Ste H120 - #325 Katy, Texas 77494
(Address of principal executive offices) (zip code)

(713) 857-8142
(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 9 OTHER EVENTS

Our Form 1-A was declared qualified by the Securities and Exchange Commission on October 4, 2018 and our Form 1-A, Post-Qualification Amendment No. 1 was declared qualified on October 15, 2019. Those Forms indicated that the minimum investment amount in our common stock for a single investor was in the cumulative principal amount of $200.00.

Our Board of Directors has determined that a minimum investment in the aggregate amount of $150.00 is acceptable. The Board of Directors also has reserved the right, from time to time, to accept investments in a lesser amount.

If you decide to subscribe for any Common Stock in this offering, you must deliver an acceptable form of payment for acceptance or rejection. If a subscription is rejected, all funds will be returned to subscribers within ten days of such rejection without deduction or interest. Upon acceptance by the Company of a subscription, a confirmation of such acceptance will be sent to the investor.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

CW PETROLEUM CORP

By:

/s/ Christopher Williams
Christopher Williams, President

Date: 11/12/2019

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